Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

October 18, 2021

By EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Joanna Lam
Steve Lo

Re:	Essential Utilities, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Form 8-K filed February 25, 2021 File No. 001-06659

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated October 13, 2021 to Daniel J. Schuller, the Chief Financial Officer of Essential Utilities, Inc. (the “Company”), regarding the above-captioned Form 10-K and Form 8-K. For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment.

Form 8-K filed February 25, 2021

Exhibit 99.1, page 1

1.       We have read your response to prior comment 1 and continue to believe that your current presentation of the non-GAAP measure, Adjusted Income, substitutes individually tailored recognition and measurement methods for those of GAAP. Please confirm to us that in future filings, you will not include an adjustment to provide full-year 2020 run rate of People’s operating results, including additional net interest expenses, to show the effects of the Peoples acquisition as if this transaction closed on January 1, 2020 in your presentation of Adjusted Income.

Division of Corporation Finance
United States Securities and Exchange Commission

October 18, 2021

RESPONSE: The Company respectfully informs the Staff that in future filings, the Company will not include an adjustment to provide full-year 2020 run rate of People’s operating results, including additional net interest expenses, to show the effects of the Peoples acquisition as if this transaction closed on January 1, 2020 in our presentation of Adjusted Income.

We appreciate the Staff’s time in closing this comment process.

Very truly yours,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/lrk

cc:	Daniel J. Schuller, Essential Utilities, Inc.
Christopher P. Luning, Essential Utilities, Inc.